[GRAPHIC OMITTED] AHOLD                                           April 27, 2007

                                                                   PRESS RELEASE

Anders Moberg to leave Ahold

Amsterdam, The Netherlands, April 27, 2007 - Ahold today announced that Anders Moberg, President and Chief Executive Officer, will leave the company effective July 1, 2007, to pursue other career interests.

Moberg's decision to leave the company was taken in consultation with the Supervisory Board who agreed that now is the right time for a change of leadership at Ahold as the company moves into the next phase of its development.

The Supervisory Board has appointed John Rishton, currently Ahold's Chief Financial Officer, as Acting President and CEO, effective July 1, 2007. While in that position, Rishton will continue to conduct his duties as CFO. It is expected that a final decision on succession will be announced in the latter part of 2007.

Moberg joined Ahold in 2003. During the past four years he has been the principal architect of the company's Road to Recovery strategy, which established a sound corporate governance model, restored financial health and put Ahold on track for sustainable profitable growth.

"Anders has made a great contribution to restoring the health of Ahold", said Rene Dahan, Chairman of Ahold's Supervisory Board. "With this achieved, and the strategy for Ahold's future profitable growth in place, now is a good time for new leadership to be appointed to take the company through its next set of challenges and opportunities. We wish Anders every success in his future endeavors," Dahan added.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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